                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                                (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                             (Amendment No._____)*


                               Lante Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  516540-10-1
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
             Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                                   --------------------
  Cusip No. 516540-10-1                13G                   Page 2 of 6 Pages
-------------------------                                   --------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name: John Meyer

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          561,125
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING             561,125

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      561,125
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
      1.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      IN
------------------------------------------------------------------------------

-------------------------                                   --------------------
  Cusip No. 516540-10-1                13G                   Page 3 of 6 Pages
-------------------------                                   --------------------

Item 1(a)  Name of Issuer:   Lante Corporation

      (b)  Address of Issuer's Principal Executive Offices:

                    161 North Clark Street, Suite 4900
                    Chicago, Illinois 60601

Item 2(a)  Name of Person Filing:
                    John Meyer

      (b)  Address of Principal Business Office:
                    Lante Corporation
                    161 North Clark Street, Suite 4900
                    Chicago, Illinois 60601

      (c)  Citizenship:
                    USA

      (d)  Title of Class of Securities:

                    Common Stock, par value $0.01 per share

      (e)  CUSIP Number:
                    516540-10-1

Item 3  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

     (a) [_]  Broker or dealer registered under Section 15 of the Exchange Act;

     (b) [_]  Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c) [_]  Insurance company as defined in Section 3(a)(19) of the Exchange
              Act;

     (d) [_] Investment company registered under Section 8 of the Investment Company Act;

     (e) [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

-------------------------                                   --------------------
  Cusip No. 516540-10-1                13G                   Page 4 of 6 Pages
-------------------------                                   --------------------

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]

Item 4  Ownership:

     (a)  Amount beneficially owned:
          561,125*

     (b)  Percent of Class:
          1.4%**

     (c) Number of shares as to which such person has:

          (i)       sole power to vote or to direct the vote:
                    561,125*

          (ii)      shared power to vote or to direct the vote:
                    0

          (iii)     sole power to dispose or to direct the disposition of:
                    561,125*

          (iv)      shared power to dispose or to direct the disposition of:
                    0

* Includes (a) 460,739 shares owned by a family limited partnership of which Mr. Meyer is general partners, (b) 3,636 shares of common stock held by family members of Mr. Meyer, and (c) 96,750 shares of common stock issuable upon the exercise of options that are exercisable currently or within the next 60 days. Does not include 2,375,000 shares of common stock held by trusts for the benefit of family members of Mark Tebbe, of which Mr. Meyer is a trustee. In such capacity, Mr. Meyer has sole voting and investment power with respect to the shares held by the trusts. Mr. Meyer disclaims beneficial ownership of these shares.

** If the 2,375,000 shares of common stock as to which Mr. Meyer disclaims beneficial ownership were included in the amount beneficially owned by Mr. Meyer, he would be deemed to beneficially own 7.3% of the outstanding shares of common stock.

-------------------------                                   --------------------
  Cusip No. 516540-10-1                13G                   Page 5 of 6 Pages
-------------------------                                   --------------------

Item 5  Ownership of Five Percent or Less of a Class:
                    Not Applicable.

Item 6  Ownership of More than Five Percent on Behalf of Another Person:
                    Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                    Not Applicable.

Item 8  Identification and Classification of Members of the Group:
                    Not Applicable.

Item 9  Notice of Dissolution of Group:
                    Not Applicable.

Item 10 Certification:

                    Not Applicable.

-------------------------                                   --------------------
  CUSIP NO. 516540-10-1                13G                   Page 6 of 6 Pages
-------------------------                                   --------------------

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2001


/s/ John Meyer
__________________
  John Meyer